File No.

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        ------------------------------

                                    FORM U-1
                        -------------------------------

                           APPLICATION OR DECLARATION

                                    under the

                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                     * * *

                           SOUTHERN OHIO COAL COMPANY
                               OHIO POWER COMPANY
                     1 Riverside Plaza, Columbus, Ohio 43215
              (Name of company or companies filing this statement
                  and address of principal executive office)

                                     * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                     * * *

                A. A. Pena, Senior Vice President and Treasurer
                  American Electric Power Service Corporation
                     1 Riverside Plaza, Columbus, Ohio 43215

                         Susan Tomasky, General Counsel
                  American Electric Power Service Corporation
                    1 Riverside Plaza, Columbus, Ohio 43215
                   (Names and addresses of agents for service)



ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION:

A.    Background

      Southern Ohio Coal Company ("SOCCo"), a West Virginia corporation, is a subsidiary of Ohio Power Company ("Ohio Power"), an electric utility subsidiary of American Electric Power Company, Inc. ("American"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"). Pursuant to an order issued by the Commission on September 13, 1996 in File No. 70-8311 (HCAR No. 26573), SOCCo was authorized to return excess capital to Ohio Power through declaration of dividends on SOCCo's common stock out of capital surplus. Specifically, SOCCo was authorized to pay up to $68,000,000 out of capital surplus to Ohio Power by December 31, 1998, as one or more dividends on its common stock. Dividends in that amount have been paid to Ohio Power and the authority under that order has expired.

      In June of 1997, SOCCo received approximately $50,000,000 from an institutional investor from the sale-leaseback of its Meigs Division coal preparation plant, intermine coal conveyor and overland coal conveyor ("SOCCo Plant"), as fully described in File No. 70-8311. The remaining sale-leaseback proceeds and the cash generated from SOCCo's Meigs Division are in excess of $15,800,000 and exceed the amount of its working capital requirements, which are estimated to be $9,928,000. Therefore, SOCCo desires, pending the Commission's authorization, to pay out of capital surplus dividends in the amount up to $15,807,000 through December 31, 2001.

B.     Current Transaction

       SOCCo proposes herein that its Board of Directors declare a dividend out of its capital surplus of an amount up to $15,807,000 when the cash is available, but in no event later than December 31, 2001.

      Pursuant to Section 31-1-100 of the West Virginia Corporation Act, a West Virginia corporation is permitted to make a distribution to its shareholders out of capital surplus if the Articles of Incorporation so provide or if such distribution is authorized by the affirmative vote of the holders of a majority of the outstanding shares of each class. Since the Articles of Incorporation of SOCCo contain no such provision, it is proposed that the distribution will be authorized by the affirmative vote of Ohio Power, which is the sole holder of the issued and outstanding shares of common stock of SOCCo. Copies of the proposed form of action by Ohio Power and the proposed form of resolutions to be adopted by the Board of Directors of SOCCo are attached hereto as Exhibits B-1 and B-2, respectively.

      Surplus is defined as the excess of a corporation's assets over its liabilities plus stated capital. As shown on the attached financial statements, at December 31, 1998. SOCCo had a surplus of $68,027,000. <F1> SOCCo's capital structure at December 31, 1998 consisted of long-term debt, including capital lease obligations, in the amount of $81,880,000 and common equity in the amount of $68,032,000; stated differently, SOCCo's debt ratio was 27.3 percent and its equity ratio was 22.7 percent. The attached financial statements indicate SOCCo's capital structure after paying such dividends.

      In accordance with this Commission's orders dated December 10, 1982 (HCAR No. 22770; File No. 70-6447) and September 13, 1996 (HCAR 26573; File No.
70-6311), Ohio Power is entitled to earn up to a specified rate of return on its capital contributions to SOCCo. <F2> The terms of the Indenture dated as of October 1, 1972, as amended, between SOCCo and Ohio Power, include such return as a component of the compensation payable to SOCCo for supplying coal to Ohio Power. If the Commission authorizes SOCCo to pay the requested dividend, Ohio Power's total capital investment in SOCCo will be reduced by the amount of such dividend. The effect of this reduction in Ohio Power's capital investment will be to remove from Ohio Power's cost of coal the return associated with the portion of its capital investment represented by the amount of the dividend, thereby reducing Ohio Power's cost of coal.

            SOCCo is seeking authorization from the Commission to pay Ohio Power dividends of an amount up to $15,807,000 on its common stock out of capital surplus.

 Compliance with Rule 54

      Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions of Rule 53(a) are currently satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein, thereby satisfying such provision and making Rule 53(c) inapplicable.

      Rule 53(a)(1). As of December 31, 1998, American, through its subsidiary, AEP Resources, Inc., had aggregate investment in FUCOs of $810,049,000. This investment represents approximately 48.4% of $1,674,221,000, the average of the consolidated retained earnings of American reported on Forms 10-Q and 10-K for the four consecutive quarters ended September 30, 1998.

      Rule 53(a)(2). Each FUCO in which American invests will maintain books and records and make available the books and records required by Rule 53(a)(2).

      Rule 53(a)(3). No more than 2% of the employees of the operating company subsidiaries of American will, at any one time, directly or indirectly, render services to any FUCO.

      Rule 53(a)(4). American has submitted and will submit a copy of Item 9 and Exhibits G and H of American's Form U5S to each of the public service commissions having jurisdiction over the retail rates of American's operating company subsidiaries.

      Rule 53(b). (i) Neither American nor any subsidiary of American is the subject of any pending bankruptcy or similar proceeding; (ii) American's average consolidated retained earnings for the four most recent quarterly periods ($1,674,221,000) represented an increase of approximately $19,636,000 (or 1%) in the average consolidated retained earnings from the previous four quarterly periods ($1,654,585,000); and (iii) for the fiscal year ended December 31, 1998, American did not report operating losses attributable to American's direct or indirect investments in EWGs and FUCOs.

      American was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs (HCAR No. 26864, April 27, 1998) (the '100% Order') in File No. 70-9021. In connection with its consideration of American's application for the 100% Order, the Commission reviewed American's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to American involved with investments in EWGs and FUCOs, the Commission determined that permitting American to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of the AEP System, nor would it have an adverse impact on any of the operating company subsidiaries or their customers, or on the ability of state commissions to protect the operating company subsidiaries or their customers. Since similar considerations are involved hereunder with respect to Rule 54, Applicant should not be required to make subsequent Rule 54 filings once American's aggregate investment in EWGs and FUCOs exceeds 50% of its consolidated retained earnings.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES:

            "No fees, commissions or expenses other than expenses estimated not to exceed $1,000 to be billed at cost by American Electric Power Service Corporation, are to be paid by the Companies or any associate company in connection with the authority sought in this filing."

ITEM 3.  APPLICABLE STATUTORY PROVISIONS:

      "The Companies consider Section 12(c) of the 1935 Act and Rule 46 thereunder to be applicable to the proposed dividends."

ITEM 4.  REGULATORY APPROVALS:

      No commission other than the Securities and Exchange Commission has jurisdiction over the proposed transaction.

ITEM  5. PROCEDURE:

      It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's order granting and permitting to become effective this Application or Declaration be issued on or before July 1, 1999. SOCCo waives any recommended decision by a hearing officer or by any other responsible officer of the Commission and waives the 10-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, becomes effective forthwith. The Companies consent to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or order in this matter, unless the Office opposes the matter covered by this Application or Declaration.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS:

      The following exhibits, financial statements are filed as part of this statement:
      (a)   Exhibits:

            Exhibit B-1  Copy of proposed form of action by sole shareholder of SOCCo.

            Exhibit B-2  Copy of proposed form of  resolutions to be adopted by Board of Directors of SOCCo.

            Exhibit F    Opinion of Counsel.


      (b) Financial statements:

            Balance Sheets as of December 31, 1998 and Statements of Income and Retained Earnings for the twelve months ended December, 1998, of SOCCo, Ohio Power and American Electric Power Company, Inc., and its subsidiaries consolidated, together with journal entries reflecting the proposed transaction.

            Exhibit 27   Financial Data Schedules

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

      It is believed that the granting and permitting to become effective of Application or Declaration will not constitute a major Federal action significantly affecting the quality of the human environment. No other Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on its behalf by their duly authorized officer.

                                    SOUTHERN OHIO COAL COMPANY
                                    OHIO POWER COMPANY

                                    By:    /s/ A. A. PENA
                                               Treasurer
May 28, 1999


Footnotes:

F1 Total assets as of December 31,1998 were $300,074,000; total liabilities were $232,042,000; stated capital was $5,000. Since capital surplus is the excess of assets over liabilities plus stated capital, SOCCo had surplus of $68,027,000 ($300,074,000 minus $232,042,000 minus $5,000 equals $68,027,000). The capital surplus as of December 31, 1998, was comprised of retained earnings in the amount of $23,338,000, of which $138,000 is allocable to Meigs and $23,200,000 is allocable to SOCCo's currently inactive Martinka Division, and other paid-in capital in the amount of $44,689,000.

F2 As of  December  31,  1998,  Ohio  Power's  common  equity  in  SOCCo  totals
$68,032,000 comprised of $5,000 in common stock, $23,338,000 of retained earnings and $44,689,000 of paid-in capital. The retained earnings balance does not generate a return. The equity investment has a current 10.43% annual rate of return.

      SOCCo sold its Martinka Division and most of the Martinka-related coal reserves to an unaffiliated company. No return on equity investment associated with that operation has been billed since the Division ceased mining coal effective July 1, 1992. All costs associated with the Martinka Division since then are billed to Ohio Power, thereby eliminating any earnings effect to SOCCo. Since July 1, 1992, SOCCo's billable equity investments have been distributed to the Meigs and Martinka Divisions based on a frozen net book value formula method, with 74.37 percent allocable to the Meigs Division.